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FORM 12b-25	SEC FILE NUMBER
000-15905

CUSIP NUMBER
NOTIFICATION OF LATE FILING	95395307

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2017

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Blue Dolphin Energy Company
Full Name of Registrant

Former Name if Applicable

801 Travis Street, Suite 2100
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Blue Dolphin Energy Company (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission to postpone the filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 (the “Quarterly Report”) beyond August 14, 2017, the prescribed due date for such filing. On August 11, 2017, Blue Dolphin’s wholly owned subsidiary, Lazarus Energy, LLC (“LE”) received an unfavorable outcome in arbitration proceedings between LE and GEL Tex Marketing, LLC (“GEL”), an affiliate of Genesis Energy, LP. The arbitrator’s final award denied all of LE’s claims against GEL and granted substantially all of the relief requested by GEL in its counterclaims. Among other matters, the final arbitration award awarded damages, legal and administrative fees, and court costs payable to GEL by LE in the aggregate sum of approximately $31.3 million. Due to the time and effort required on the part of the Company and its management to evaluate the effects of the final arbitration award, the Company was unable to complete and file the Quarterly Report by the prescribed due date without unreasonable effort or expense. The Company will file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jonathan P. Carroll	(713)	568-4725
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Blue Dolphin Energy Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2017		By:	/s/ Jonathan P. Carroll
Jonathan P. Carroll
Chief Executive Officer, President, Assistant Treasurer and Secretary (Principal Executive Officer)